Exhibit 11.2

INSIDER TRADING POLICY

OF

DREAMLAND LIMITED

Introduction

Engaging in transactions involving the securities of a Company while in possession of material nonpublic information is referred to as insider trading. Material nonpublic information is information that could reasonably be expected to affect the price of a Company’s securities, whether it is positive or negative, and is generally not known or has not been made available to the investing public. At Dreamland Limited, its subsidiaries and consolidated entities (collectively, the “Company”), a variety of roles throughout the organization have access to material nonpublic information, either from time-to-time or on a more continuous basis. It is therefore critical that all officers of the Company, all members of the Company’s Board of Directors, all employees and all contractors and consultants of the Company read and understand this policy.

The Company’s Insider Trading Policy is designed to help you understand your obligations when it comes to trading in securities of the Company, and securities of the Company’s ecosystem partners and customers that in many cases have listed securities (collectively, the “Relevant Entities,” and the securities of the Relevant Entities, the “Relevant Securities”).

This policy will help you protect yourself and the Company against the potentially serious consequences of insider trading. Directors, officers, employees, contractors and consultants of the Company should always consult the Company’s compliance officer [  ] at [  ] with any questions concerning this policy.

Reporting a breach

If you believe that there has or might have been a breach of the Company’s Insider Trading Policy or any applicable insider trading laws, you should immediately report your concerns to the Company’s Compliance Officer at [  ]. Reports are kept confidential and can be made anonymously, where permitted by local law.

The Company takes every concern raised seriously and each report will be assessed fully, promptly, and fairly. The Company actively encourages people to raise concerns in a transparent and open way, so that issues can be resolved quickly and effectively. Reports may be made anonymously where the concern relates to financial accounting or fraud, and where local law and regulations allow. Subject to the requirements of applicable law and to the greatest extent possible, all reports and investigations will be treated as confidential.

Purpose

This Insider Trading Policy provides guidelines for transactions involving the Relevant Securities and the handling of material nonpublic information about the Relevant Entities.

The Company’s business relies on the safeguarding of proprietary information. The Company has established its reputation for integrity and ethical conduct, and it is critical that the Company maintains this reputation and it conducts its business in accordance with the highest ethical standards.

The Company’s Board of Directors has adopted this policy to promote compliance with any laws applicable to transactions involving the Relevant Securities and avoid the appearance of impropriety. All persons subject to this policy must comply globally with all insider trading laws and regulations that apply to them (which may be subject to amendment from time to time), in addition to complying with this policy.

1

Consequences of Violations

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences of non-compliance, which can be severe. Engaging in transactions involving securities while aware of material nonpublic information relating to such securities is illegal and prohibited by insider trading laws. It is also illegal to pass along material nonpublic information to others who then trade based on that information.

The recipient of the material nonpublic information is referred to as the “tippee” and the person who transmitted the material nonpublic information is referred to as the “tipper.” Both the tippee and tipper may be subject to liability for insider trading where the tippee trades, even if the tipper does not.

All persons subject to this policy must comply with all applicable insider trading laws and regulations globally. Law enforcement authorities vigorously pursue parties globally who violate the insider trading laws and punish offenders severely. Punishment for insider trading violations is serious and could include significant fines and imprisonment.

In addition, a person’s failure to comply with this policy may subject them to Company-imposed sanctions, including dismissal for cause, whether or not the person’s failure to comply results in a violation of law.

Persons Subject to the Policy

This policy applies to all officers1 of the Company, all members of the Company’s Board of Directors, all employees and all contractors and consultants of the Company. The Company may also determine that other persons who have access to material nonpublic information should be subject to this policy. The restrictions of this policy also apply to transactions involving the Relevant Securities by any of the following individuals and entities:

●	any family members whose transactions involving the Relevant Securities are directed by, or are subject to, your influence or control, as further described under the heading “Transactions by Family Members and Others;”

●	anyone who lives in your household, as further described under the heading “Transactions by Family Members and Others;”

●	any corporation or other entity controlled or managed by you, as further described under the heading “Transactions by Entities that You Influence or Control;”

●	trusts for which you are the trustee or with respect to which you have the ability to vote, transfer or sell Relevant Securities in the trust, as further described under the heading “Transactions by Entities that You Influence or Control;”

●	anyone acting as your agent, nominee or person acting at your direction; and

●	anyone who execute trades on your behalf.

These restrictions apply to any Relevant Securities over which you have voting power or power to transfer or sell, as well as Relevant Securities that you own. Regulators and prosecutors may presume that trading by your family members is based on information you supplied and may treat any such transactions as if you had traded yourself.

[1]	Each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act.

2

Transactions Subject to the Policy

This policy applies to transactions involving the Relevant Securities, including in the Company ordinary shares, options to purchase ordinary shares, or any other type of securities that the Company may issue, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company securities. Transactions subject to this policy include purchases, sales and gifts of the Company securities made by the persons subject to this policy.

Individual Responsibility

Persons subject to this policy have ethical and legal obligations to maintain the confidentiality of information about the Relevant Entities and to not engage in transactions involving the Relevant Securities while in possession of material nonpublic information. They must not engage in illegal trading and must avoid the appearance of improper trading to preserve the Company’s reputation for adhering to the highest standards of conduct. Each person subject to this policy is responsible for ensuring compliance with this policy, and that any family member, household member or entity whose transactions are subject to this policy, as discussed below, also comply with this policy.

In all cases, the responsibility for determining whether a person is in possession of material nonpublic information rests with that person. Any action on the part of the Company, the Compliance Officer, any approval party, any director or any other employee in accordance with this policy does not in any way constitute legal advice or insulate a person from liability under applicable global securities laws.

Administration of the Policy

[  ] serves as the Compliance Officer for the purposes of this policy. The Compliance Officer, and in his absence, [  ], or another employee designated by the Compliance Officer or [  ] shall be responsible for administration of this policy and oversight of the pre-clearance process, subject to any reviews, determinations and interpretations by the Compliance Officer. All determinations and interpretations by the Compliance Officer or Sam Kai Mun shall be final and not subject to further review.

Statement of Policy

Persons subject to this policy, who are aware of material nonpublic information relating to the Relevant Entities, may not, directly, or indirectly through family members or other persons or entities:

1.	Engage in transactions involving the Company securities, except as otherwise specified in this policy under the headings “Exceptions to Insider Trading Policy and Trading Restrictions” and “Rule 10b5-1 Plans;”

2.	Recommend, encourage or induce another person to engage in the purchase, sale or gift of any of the Company securities;

3.	Disclose (either directly or via an intermediary) material nonpublic information of the Relevant Entities to persons within the Company whose jobs do not require them to have that information, or outside of the Company to any other persons, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

3

In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this policy) who, in the course of working for the Company, learns of material nonpublic information about another company (1) with which the Company does business, such as the Company’s partners, customers, vendors and suppliers, or (2) that is involved in a potential transaction or business relationship with the Company, may engage in transactions involving that other company’s securities until the information becomes public or is no longer material.

It is also the policy of the Company that it will not engage in transactions involving its securities while aware of material nonpublic information relating to the Company or Company securities, including share repurchase programs, other than in compliance with applicable law.

There are no exceptions to this policy, except as specifically noted herein. Small transactions or the existence of a personal financial emergency do not excuse you from compliance with this policy and is not a basis for an exception to this policy. Insider trading laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information

Insider trading laws define the concept of material nonpublic information in a variety of ways, all of which focus on factors such as the nature of the information, the significance of the information to investors and whether the information has been adequately disseminated to the public. All persons subject to this policy must comply globally with all applicable laws and regulations regarding insider trading and the handling of material nonpublic information.

Material Information

Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could reasonably be expected to affect the price of a company’s securities, whether it is positive or negative, should be considered material. Information can be considered material even before a specific corporate action is taken by a board of directors or a company’s management, depending on the specific circumstances and an evaluation of the likelihood of the occurrence of a specific event, action or development. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight.

While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	Financial forecasts of any kind, industry projections of future earnings or losses, or other earnings guidance;

●	A change (or anticipated change) to previously announced earnings guidance, or the decision to suspend earnings guidance;

4

●	Any anticipated or planned restatements of financial results, or material impairments, write-offs or restructurings;

●	Unpublished financial or operational reports or projections;

●	Significant related party transactions;

●	The Company’s business plans, budgets, models or strategies, or any changes or anticipated changes thereto;

●	Significant developments in research and development of a significant new technology, product, process, service or other intellectual property;

●	Information about major contracts, including the gain or loss (or the probable gain or loss) of a significant customer, business partner or supplier;

●	The institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings;

●	A pending or proposed merger, acquisition, investment, tender offer, changes in control or ownership, divesture, joint venture, restructuring, repurchase, financing transactions, or similar transaction;

●	A change (or anticipated change) in dividend policy (if any), the declaration of a share split or subdivision, or the issuance, redemption or repurchase of securities (e.g., share repurchase programs);

●	Financing transactions;

●	Repurchases of the Company securities;

●	A change (or anticipated change) in the Company’s pricing or cost structure;

●	A change (or anticipated change) in senior management, board of directors or auditors, or notification that the auditor’s reports may no longer be relied upon;

●	A significant cybersecurity incident or identified significant cybersecurity vulnerability involving the Company or a significant customer or business partner of the Company, such as a data breach, or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;

●	Bankruptcies, receiverships, potential defaults under any credit agreements or indentures, or the existence of material liquidity deficiencies;

●	The imposition of an event-specific restriction on trading in the Company securities or the securities of any other Company or the extension or termination of such restriction; or

●	News of the sale or acquisition of significant assets or a subsidiary.

5

This list is for illustrative purposes only and is not an exhaustive list of all types of material information. Investigators and/or relevant law enforcement agencies will scrutinize a questionable trade after the fact with the benefit of hindsight, so if information is not clearly immaterial or already public you should always err on the side of deciding that information is material nonpublic information and not trade. If you have questions regarding specific information or transactions, please contact the Compliance Officer at [  ].

When Information is Considered Public

Information that is generally not known or that has not been made available to the investing public is generally considered to be nonpublic information, even if the information is widely known within the Company. In order to establish that the information has been made available to the investing public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a widely disseminated press release distributed through the newswire services, a broadcast on widely-available radio or television programs, or publication in a widely-available newspaper, magazine or news website or public disclosure document filed with, or furnished to, the SEC that is available on the SEC’s website.

By contrast, information likely would not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. The circulation of market rumors, even if accurate and reported in the media, does not constitute effective public dissemination; therefore, information should not be considered to be public if it has become known through the circulation of market rumors.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb and evaluate the information. As a general rule, information should not be considered fully absorbed by the marketplace until at least two full trading days have passed following release of the information to the marketplace, where trading days are days on which Nasdaq is open for trading. If, for example, the Company were to make an announcement on a Monday, you should not trade in the Company securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information. Any changes to the time period will be detailed at that time.

Transactions by Entities that You Influence or Control

This policy applies to any entities that you influence or control, including any corporations, partnerships, investment funds, retirement plans, trusts, or any other types of entities over which you have the ability to influence or direct management, policies or investment decisions, and other than in compliance with applicable law. Transactions by these controlled entities will be treated for the purposes of this policy and applicable securities laws as if they were made by you for your own account.

Transactions by Family Members and Others

This policy applies to your family members who reside with you (including a spouse or domestic partner, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), your children or your spouse’s children who are financially dependent on you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions involving Relevant Securities are directed by you or are subject to your influence or control, such as individuals who consult with you before they trade in Relevant Securities. You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Relevant Securities, and you should treat all such transactions for the purposes of this policy and applicable securities laws as if the transactions were for your own account. This policy does not, however, apply to personal securities transactions of family members where the purchase or sale decision is made by a third party who is not controlled by, influenced by or related to you or your family members.

6

Exceptions to Insider Trading Policy and Trading Restrictions

This policy does not apply in the case of the following transactions, except as specifically noted:

Share Option Exercises

This policy does not apply to the exercise of an employee share option acquired under the Company’s plans, or to the exercise of a tax withholding right to which a person has elected to have the Company withhold the Company securities subject to an option to satisfy tax withholding requirements. This policy does apply, however, to any sale of the Company securities as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Share Awards or Restricted Stock Units

This policy does not apply to the vesting of restricted share awards or restricted stock units, or the exercise of a tax withholding right to which you elect to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted share awards or restricted stock units. The policy does apply, however, to any market sale of restricted shares.

401(k)/Pension Plan, Annual Bonus Plan and All-Employee Plan

This policy does not apply to purchases of the Company securities in the Company’s 401(k)/Pension plan or other retirement plans resulting from your periodic contribution of money to the plan, provided that such purchases are the result of a payroll deduction election that you made at a time when you were not aware of material nonpublic information and that was not a restricted trading period, subject to the pre-clearance process. This policy does apply, however, to certain elections you may make under such plans, including: (a) beginning or terminating investing in the Company securities fund of the 401(k) plan; (b) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company securities fund; (c) an election to make an intra-plan transfer of an existing account balance into or out of the Company securities fund; (d) an election to borrow money, to the extent otherwise permitted, against your plan accounts if the loan will result in a liquidation of some or all of your the Company securities fund balance; and (e) an election to pre-pay any plan loan if the pre-payment will result in allocation of loan proceeds to the Company securities fund.

It should be noted that sales of the Company securities from a 401(k) account are also subject to Rule 144 under the Securities Act of 1933 (or any other applicable exemption under securities laws), and therefore directors and executive officers may be deemed to be an “affiliate” of the Company, If this is the case, Rule 144 places limits on the number of shares you may be able to sell and provides that certain procedures must be followed before selling the Company securities. Contact the Company’s legal team for more information on Rule 144 and when you should ensure that a Form 144 is filed with the SEC.

Employee Share Purchase Plan

This policy does not apply to purchases of the Company securities in an employee share purchase plan resulting from your periodic contribution of money to the plan pursuant to a payroll deduction election that you made at a time when you were not aware of material nonpublic information and that was not a restricted trading period, subject to the pre-clearance process. This policy also does not apply to purchases of the Company securities resulting from lump sum contributions to the employee share purchase plan, if you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This policy does apply, however, to certain elections you may make under such plan, including: (a) your election to participate in the employee share purchase plan for any enrollment period; (b) an election to increase or decrease your level of participation in the plan; and (c) to your sales of the Company securities purchased pursuant to the employee share purchase plan.

7

Dividend Reinvestment Plan

This policy does not apply to purchases of the Company securities under any Company-sponsored dividend reinvestment plan resulting from an election to reinvest dividends paid on the Company securities that you made when you were not aware of material nonpublic information at the time of the election and that was not a restricted trading period, subject to the pre-clearance process. This policy does apply, however, to any (a) voluntary purchase of the Company securities resulting from additional contributions you choose to make to the dividend reinvestment plan, (b) election to participate in the plan or increase your level of participation in the dividend reinvestment plan, and (c) sale of any the Company securities purchased pursuant to the dividend reinvestment plan.

Other Similar Transactions. Any other purchase of the Company securities directly from the Company or sales of the Company securities directly to the Company are not subject to this policy.

If there is a Regulation BTR blackout (and no Quarterly Trading Restricted Period or Event-Specific Restricted Periods), then the limited exceptions set forth in Regulation BTR will apply. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law. Any other Policy exceptions must be approved by the Compliance Officer, in consultation with the Company’s board of directors or an independent committee of the board of directors.

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this policy engage in certain types of transactions. It therefore is the Company’s policy that any persons covered by this policy, regardless of whether in possession of material nonpublic information, may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

Short-Term Trading. Short-term trading of the Company securities may be distracting to the person and may unduly focus the person on the short-term appreciation in the value of the Company securities rather than the Company’s long-term business objectives. For these reasons, pursuant to the Company’s policy, any director or officer of the Company who purchases the Company securities in the open market may not sell any the Company securities of the same class during the six months following the purchase. Similarly, such persons who sell the Company securities in the open market may not purchase any the Company securities of the same class during the six months following the sale.

No Short Sales. Short sales of the Company securities (i.e., the sale of a security that the seller does not own at the time of the transaction), including ‘sales against the box’ (i.e., the short sale of a security that the seller owns at the time of the transaction) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In particular, short sales create misalignment with the Company and may reduce a seller’s incentive (or create a disincentive) to seek to improve the Company’s performance. For these reasons, short sales of the Company securities are prohibited under the Company’s policy.

8

Derivative Securities Transactions. Derivative securities, such as call options or put options, which give the holder a right to buy or sell, respectively, a security at a specific price before a set date, are typically transacted over a relatively short time period. As a consequence, transactions involving derivative securities may create the appearance that a director, officer or employee is trading based on material nonpublic information and could focus a director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions involving put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this policy.

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including without limitation through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a person subject to this policy to continue to own the Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as, or alignment with, the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions under this policy.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to satisfy a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the person is aware of material nonpublic information or otherwise is not permitted to trade in the Company securities, persons subject to this policy are prohibited from holding the Company securities in a margin account or otherwise pledging the Company securities as collateral for a loan, unless all the Company securities held in such account are blocked from being margined.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 plans, as described below) create heightened risks for insider trading violations. Because there is no control over the timing of purchases or sales that result from standing instructions to a broker, a broker could execute a transaction when a person subject to this policy is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on the Company securities. If a person subject to this policy determines that they must use a standing order or limit order, the order should be limited to a period generally no more than five trading days and should otherwise comply with the restrictions and procedures outlined below under the headings “Special Trading Restrictions” and “Pre-Clearance Procedures.”

Special Trading Restrictions

The Company has established special trading restrictions to assist the Company in the administration of this policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These special trading restrictions are applicable to all persons subject to this policy.

Quarterly Trading Restricted Period. All persons subject to this policy, as well as their family members and/or controlled entities, may not conduct any transactions involving the Company securities (other than as specified by this policy), during a restricted period beginning ten trading days prior to the end of each fiscal quarter and ending upon the completion of the second full trading day following the date of the public release of the Company’s earnings results for that quarter. For example, if the Company publicly releases its earnings results on a Monday, the first time you can buy or sell the Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time).

9

Event-Specific Restricted Periods. Occasionally, an event may occur (or be probable to occur) that is material to the Company and is known by only a limited number of directors, officers, employees, contractors or consultants. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer, as communicated by the compliance team, may not trade the Company securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, as communicated by the compliance team, designated persons must refrain from trading in the Company securities during a period that commences even earlier than the commencement of the quarterly trading restricted period or ends even later than the expiration of the quarterly trading restricted period. In that situation, the compliance team may notify these persons by a Special Blackout Notice (substantially in the form of Exhibit C) that they may not trade in the Company securities until the compliance team subsequently notifies such person that the event-specific restricted period has ended, but shall not disclose the reason for the event-specific restriction on trading. The existence of an event-specific restricted period, including the extension of a quarterly trading restricted period, will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Compliance Officer, as communicated by the compliance team, has not designated you as a person who should not trade during an event-specific restricted period, you should not trade while aware of material nonpublic information. Exceptions to this policy will not be granted during an event-specific restricted period.

Exceptions. The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this policy does not apply, as described above under the heading “Exceptions to Insider Trading Policy and Trading Restrictions.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to pre-approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans,” below.

Regulation BTR Blackouts. The directors and officers of the Company may also be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under U.S. federal securities laws. In general, Regulation BTR prohibits any director or officer from engaging in certain transactions involving Company securities during periods when 401(k) plan participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify directors and officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

Pre-Clearance Procedures

No person identified in the table below may engage in transactions involving the Company securities without obtaining pre-clearance from the appropriate approval party in accordance with this policy. It is important to note that compliance with these additional procedures, including obtaining pre-clearance, does not insulate such party from insider trading liability. If a person subject to this policy obtains pre-clearance, such party must still make the determination that such person is not in possession of material nonpublic information when the trade is made, that the trade does not have the appearance of impropriety, and that the trade is not in violation of the insider trading and other applicable laws.

10

Approval Parties. The persons subject to this policy that are identified in the following table may not engage in any transaction in the Company securities without first obtaining pre-clearance of the transaction in accordance with the following:

Person or Entity Subject to Pre-Clearance	Approval Party
Members of the Board (other than the Audit Committee Chairperson) and the Chief Executive Officer	Audit Committee Chairperson
Audit Committee Chairperson	Compliance Officer
Officers and Executive Committee (other than the Chief Executive Officer) and Employees	Compliance Officer
Designated persons on insider lists	Compliance Officer

Request Form. A request for pre-clearance, which shall be submitted in the Company’s approved form of pre-clearance request attached to this policy as Exhibit A, including a certification that such person is not in possession of material nonpublic information, should be submitted to the applicable approval party noted above at least 48 hours in advance of the proposed transaction. The applicable approval party is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction in the approval party’s discretion. If a person that seeks pre-clearance and permission to engage in the transaction is denied, then such person must refrain from initiating any transaction in the Company securities and should not inform any other person of the fact that the pre-clearance request was denied.

Pre-Cleared Transactions. Pre-cleared transactions must be completed within five trading days following receipt of the pre-clearance (unless a specific exception has been granted by the applicable approval party). A pre-cleared transaction, or any portion of a pre-cleared transaction that has not been completed during such period, must be pre-cleared again prior to execution. All pre-cleared transactions will be reported to and overseen by the Compliance Officer.

Other Restrictions. Notwithstanding receipt of pre-clearance, if, before the transaction is completed, the person who received the pre-clearance becomes aware of material nonpublic information or becomes subject to a restricted period described above in “Special Trading Restrictions,” then the transaction cannot be completed.

Rule 10b5-1 Plans

Rule 10b5-1 under the Securities Exchange Act of 1934 provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this policy must enter into a Rule 10b5-1 plan for transactions involving the Company securities that meets certain conditions specified in Rule 10b5-1. Transactions involving the Company securities that are effected pursuant to a Rule 10b5-1 plan may occur even when the person who has entered into the plan is aware of material nonpublic information. To comply with this policy, a pre-approved Rule 10b5-1 plan must be approved by the Compliance Officer and satisfy the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans,” attached to this policy as Exhibit B.

Post-Termination Transactions

This policy continues to apply to transactions involving the Company securities even after termination of service to, or a relationship with the Company. If a person is in possession of material nonpublic information when such person’s service or relationship terminates, that person may not trade in the Company securities until that information has become public or is no longer material. If a person subject to a quarterly trading restricted period or an event-specific restricted period leaves the Company during that restricted period, they will continue to be subject to the applicable restricted period for the remainder of that restricted period.

Company Assistance

Any person who has a question about this policy or its application to any proposed transaction may obtain additional guidance from the compliance team.

If you have any questions, please send them by email to [  ].

Certification

All persons subject to this policy must certify their understanding of, and intent to comply with, this policy.

11

CERTIFICATION

I certify that:

1.	I have read and understand the Company Insider Trading Policy. I understand that the Compliance Team is available to answer any questions I have regarding the policy.

2.	Since [ ], 202[ ], or such shorter period of time that I have been an officer, director, employee, contractor, or consultant of the Company, I have complied with the policy.

3.	I will continue to comply with the policy for as long as I am subject to the policy.

Print name:
Signature:
Date:

12

Exhibit A - Form of Pre-Clearance Request and Certification

The pre-clearance approval process normally takes two trading days, although individual circumstances may require additional time and you may not receive approval to trade at the time or price that you wanted. the Company will not indemnify you for any changes in the stock price as a result of the timing of your pre-clearance. If your trade is pre-cleared, the pre-clearance approval will be valid for five trading days. If you do not execute your trade within that five trading-day window, you will have to obtain a new pre-clearance approval prior to execution.

DREAMLAND LIMITED

PRE-CLEARANCE REQUEST AND CERTIFICATION FORM

PLEASE COMPLETE THE FOLLOWING INFORMATION:
NAME
EMPLOYEE ID (if applicable)
NATURE OF TRANSACTION [INDICATE PURCHASE OR SALE]
NUMBER OF SHARES OR DOLLAR AMOUNT IN THIS TRANSACTION
IF THIS IS A SALE: WHAT DATE(S) WERE THESE SHARES ACQUIRED? HAVE YOU PURCHASED ANY RELEVANT SECURITIES WITHIN THE PAST SIX MONTHS?
IF THIS IS A PURCHASE: HAVE YOU SOLD ANY RELEVANT SECURITIES?
ESTIMATED NUMBER OF SHARE HOLDINGS AFTER THIS TRANSACTION

BY E-SIGNING THIS FORM, I AM CONFIRMING:

1.	I AM NOT IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION AT THIS TIME.

2.	I WILL NOT ENTER INTO THE TRANSACTION DESCRIBED ABOVE IF I COME INTO POSSESSION OF MATERIAL NON-PUBLIC INFORMATION.

3.	THE INFORMATION SET FORTH ABOVE IS TRUE AND CORRECT AS OF THE DATE HEREOF.

4.	I ACKNOWLEDGE THAT ANY PRE-CLEARANCE GIVEN WILL BE VALID FOR FIVE (5) TRADING DAYS ONLY, AND I WILL NEED TO SUBMIT A NEW PRE-CLEARANCE REQUEST AND CERTIFICATION PRIOR TO EXECUTING THE TRADE IF I DO NOT TRADE WITHIN THE FIVE (5) TRADING-DAY PERIOD.

Print name:
Signature:
Date:

ONCE YOU SUBMIT THIS REQUEST, IT WILL BE ROUTED TO THE OFFICE OF ETHICS AND COMPLIANCE FOR REVIEW AND FORWARDED TO ANY FURTHER APPROVING PARTIES REQUIRED BY THIS POLICY. PLEASE EXPECT TO RECEIVE A RESPONSE WITHIN TWO (2) TRADING DAYS. IF YOU HAVE ANY QUESTIONS REGARDING THIS REQUEST AND WOULD LIKE TO SPEAK WITH SOMEONE FIRST, PLEASE REACH OUT TO [  ].

13

Exhibit B - Guidelines for Rule 10b5-1 Plans

Introduction

Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, provides for an affirmative defense against insider trading liability if a trade occurs pursuant to a pre-arranged “trading plan” that meets specified conditions. Specifically, if a purchase or sale is made pursuant to a trading plan that complies with the conditions in Rule 10b5-1(c), as described below, the trade will not be deemed to be made on the basis of material nonpublic information, and therefore will not violate insider trading laws. Trading plans can be established for a single trade or a series of trades. Because Rule 10b5-1(c) is complex, the Company recommends that you work with a broker and fully understand the limitations and conditions of the rule before establishing a plan.

The Company has adopted a written Insider Trading Policy, to which these guidelines for Rule 10b5-1 plans are an attachment, containing certain basic principles and policies concerning the trading by officers, directors and employees of the Company in the securities of the Company. These guidelines set forth the Company’s policy concerning Rule 10b5-1 pre-planned trading programs by its directors, officers and employees. All capitalized terms used but not defined in these guidelines have the same meanings provided for in the Insider Trading Policy.

As specified in the Insider Trading Policy, a Rule 10b5-1 plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and these guidelines. Any Rule 10b5-1 plan (or the modification or termination of any existing Rule 10b5-1 plan) must be well documented and submitted for approval ten trading days prior to the entry into the Rule 10b5-1 plan. the Company reserves the right not to approve any proposed Rule 10b5-1 plan (or the modification of any existing Rule 10b5-1 plan) unless it meets the requirements of Rule 10b5-1 and these guidelines, as well as such additional terms and conditions as the Company may require from time to time. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 plan will be required.

The following guidelines apply to all Rule 10b5-1 plans:

●	You may not enter into, modify or terminate a Rule 10b5-1 plan during a restricted period or otherwise while you are aware of material nonpublic information.

●	All Rule 10b5-1 plans must: (1) specify the amount, price and date of the transactions; (2) include a written formula, algorithm or computer program for determining amounts, prices and dates for the transactions; or (3) not permit the person to exercise any subsequent influence over how, when or whether to make purchases or sales (and any other person exercising such influence under the Rule 10b5-1 plan must not be aware of material nonpublic information when doing so).

●	For officers and directors, no transaction may take place under a Rule 10b5-1 plan until the later of (a) 90 days after adoption or modification of the Rule 10b5-1 plan or (b) two trading days following the disclosure of the Company’s financial results in a current report for the fiscal quarter (or annual report on Form 20-F for the fourth fiscal quarter) in which the Rule 10b5-1 plan was adopted or modified (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption or modification of the Rule 10b5-1 plan). For persons other than officers and directors, no transaction may take place under a Rule 10b5-1 plan until 30 days following the adoption or modification of a Rule 10b5-1 plan.

●	Subject to certain limited exceptions specified in Rule 10b5-1, you may not enter into more than one Rule 10b5-1 plan at the same time.

14

●	Subject to certain limited exceptions specified in Rule 10b5-1, you are limited to only one Rule 10b5-1 plan designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 plan as a single transaction in any 12-month period.

●	You must act in good faith with respect to a Rule 10b5-1 plan. A Rule 10b5-1 plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b-5. Therefore, although modifications to an existing Rule 10b5-1 plan are not prohibited, a Rule 10b5-1 plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.

●	Officers and directors must include a representation in the Rule 10b5-1 plan certifying that, on the date of adoption or modification of the plan (i) the person is not aware of material nonpublic information about the Company or its securities and (ii) the person is adopting the trading plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

The Company and its officers and directors must make certain disclosures in SEC filings concerning Rule 10b5-1 plans and certain material terms. Officers and directors of the Company must undertake to provide any information requested by the Company regarding Rule 10b5-1 plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.

If any questions arise, such person should consult with their own counsel in implementing a Rule 10b5-1 plan.

15

EXHIBIT C - FORM OF SPECIAL BLACKOUT NOTICE

DREAMLAND LIMITED

[Date]

CONFIDENTIAL COMMUNICATION

[Insert address]

Dear [Insert Name]:

Dreamland Limited (the “Company”) has imposed a special blackout period in accordance with the terms of the Company’s Insider Trading Policy (the “Policy”). Pursuant to the Policy, and subject to the exceptions stated in the Policy, you may not engage in any transaction involving the securities of the Company until you receive official notice that the special blackout period is no longer in effect.

You may not disclose to others the fact that a special blackout period has been imposed. In addition, you should take care to handle any confidential information in your possession in accordance with the Company’s policies.

If you have any questions at all, please contact me at [  ].

Sincerely,

Compliance Officer

16